EXHIBIT 99.1



03/CAT/13
Page 1 of 3
FOR IMMEDIATE RELEASE
15.00 BST, 10.00 EST, Friday 23 May 2003

For further information contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
--------------------------------        ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Graham Herring
John Aston, Chief Financial Officer     Kevin Smith
Rowena Gardner, Director of Corporate
Communications                          BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: 001 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext.15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY REPORTS GRANTING OF POSITIVE OPINION FOR HUMIRATM BY EUROPEAN MEDICINES EVALUATION AGENCY

Cambridge, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today acknowledges the announcement by Abbott Laboratories that the European Medicines Evaluation Agency (EMEA) has granted a positive opinion on HUMIRA(TM) (adalimumab, previously known as D2E7) for the treatment of rheumatoid arthritis (RA). HUMIRA was isolated and optimised by CAT and Abbott Laboratories as part of a broad scientific collaboration. Abbott Laboratories filed for European Union (EU) approval in April 2002.

In an announcement dated 22 May 2003, Abbott Laboratories stated that the European Commission (EC) is expected to issue an authorization for marketing HUMIRA in EU countries in approximately 90 days. HUMIRA will be sent to pharmacies in Germany and the UK within two weeks of receipt of the marketing authorization.

CAT will receive royalties on the sales of HUMIRA. In addition, approval in a country other than the US will trigger a milestone payment to CAT from Abbott Laboratories.

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Abbott Laboratories reported that the positive opinion on HUMIRA, granted through the EMEA's Committee for Proprietary Medicinal Products (CPMP), was based on data obtained in four controlled clinical trials. In total, 23 trials have been conducted with HUMIRA, involving more than 2,400 RA patients worldwide.

Abbott Laboratories also stated that HUMIRA will become the first human monoclonal antibody approved in Europe for RA, and the first tumour necrosis factor alpha (TNF-(alpha)) antagonist approved with an indication for use with methotrexate or as monotherapy. HUMIRA is indicated for the treatment of moderate to severe active RA when the response to disease modifying anti-rheumatic drugs (DMARDs), including methotrexate, has been inadequate. To ensure maximum efficacy, HUMIRA is given in combination with methotrexate. HUMIRA can be given as monotherapy in case of intolerance to methotrexate or when continued treatment with methotrexate is inappropriate.

As set out in CAT's interim results for the six months ended 31 March 2003, CAT's entitlement to royalties in relation to sales of Humira is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft (now a subsidiary of Abbott Laboratories). The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for Humira. CAT believes strongly that the offset provisions do not apply and will seek an outcome consistent with that position.

- ENDS -

Notes to Editors
Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HumiraTM is the leading CAT-derived antibody. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.


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o    CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995:
This press release contains statements about Cambridge Antibody
Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.